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- EXHIBIT 99.1



              CONTRACT FOR OVERSEAS ISSUANCE OF EXCHANGEABLE BONDS

1.   Item of Bond : Overseas Exchangeable Bonds

2.   Total issuing amount by face value

     -    Foreign Currency : JPY51,880.11 Million
     -    Korean Won : KRW516,502,811,127
     -    Exchange Rate : 9.9557

3.   Issuing Method : Euro (Public Offering)

4.   Issuing Schedule

     -    Contract Signing Date : August 12, 2003 (London)
     -    Payment Date : August 20, 2003
     -    Expected Listing Date : August 20, 2003

5.   Terms of Issuance

     -    Premium : 53.21%
     -    Exchange Price per Share : KRW304,890
     -    Base Stock Price : KRW199,000 (Last Trade on Aug. 12 in Seoul)
     -    Exchange Period : The exchange right may be exercised by a holder of the notes from the business day next following closing date (expected 20th August 2003) until 10 business days prior to Maturity.
     -    Call feature : Callable at par value on or after 20th August 2006, subject to a 120% trigger over the conversion price.
     -    Put feature : After 3 years from the closing date
     -    Coupon Rate : 0%
     -    Yield to Maturity : -0.1%

6.   Listing Exchange : Luxembourg Stock Exchange

7.   Lead Manager : Deutsche Bank, Merrill Lynch

8.   Underwriters : BNP Paribas Asset etc.